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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                          United Air Specialists, Inc.
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                                (Name of Issuer)

                        Common Stock, without par value
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                         (Title of Class of Securities)

                                   909288201
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                                 (CUSIP Number)

                               Marcia S. Blaylock
                                  CLARCOR Inc.
                               2323 Sixth Street
                                 P.O. Box 7007
                            Rockford, Illinois 61125
                                 (815) 962-8867
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 28, 1997
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            (Date of Event which Requires Filing of this Statement)



 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.





                         (Continued on following pages)


                               PAGE 1 OF 5 PAGES


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CUSIP NO. 909288201               SCHEDULE 13D        PAGE      2 OF 5 PAGES
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1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     CLARCOR Inc.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) /  /
     (b) /  /

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     Not Applicable

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
     /  /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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   NUMBER OF     7   SOLE VOTING POWER              100
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY    8   SHARED VOTING POWER              0
   OWNED BY      ---------------------------------------------------------------
     EACH        9   SOLE DISPOSITIVE POWER         100
  REPORTING      ---------------------------------------------------------------
 PERSON WITH     10  SHARED DISPOSITIVE POWER         0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     100
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*
    /  /
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    100%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO








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ITEM 1.    SECURITY AND ISSUER

           This Amendment No. 1 to Schedule 13D relates to the Common Stock, without par value (the "UAS Common Stock"), of United Air Specialists, Inc., an Ohio corporation ("UAS"), which has its principal executive offices at 4440 Creek Road, Cincinnati, Ohio 45212

ITEM 2.   IDENTITY AND BACKGROUND

NO CHANGES.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On February 28, 1997 UAS became a wholly-owned subsidiary of CLARCOR, upon consummation of the merger (the "Merger") contemplated by the Agreement and Plan of Merger dated as of September 23, 1996 (the "Merger Agreement") among CLARCOR, a wholly-owned subsidiary of CLARCOR and UAS.

          Pursuant to the Merger Agreement, each share of UAS Common Stock outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger (other than shares owned directly or indirectly by CLARCOR or UAS, which shares were cancelled) was converted into .3702116 of a share of common stock, par value $1, of CLARCOR ("CLARCOR Common Stock"), including the corresponding percentage of a right to purchase shares of Series B Junior Participating Preferred Stock of CLARCOR.


ITEM 4.   PURPOSE OF TRANSACTION

          CLARCOR entered into the Merger Agreement in order to cause UAS to become a wholly-owned subsidiary of CLARCOR upon consummation of the Merger. The Merger became effective on February 28, 1997.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          CLARCOR became the sole beneficial and record owner of 100% of the outstanding shares of UAS Common Stock upon effectiveness of the Merger.

          Except as described above, neither CLARCOR nor any person named in
Schedule I to Item 2 hereof (previously filed) beneficially owned shares of UAS Common Stock as of February 28, 1997, or had any transactions in UAS Common Stock during the preceding 60 days.





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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
        TO SECURITIES OF THE ISSUER

        In connection with the execution of the Merger Agreement, Mr.
Durwood G. Rorie, Jr., Mrs. Margaret Stewart Rorie and Mr. William A. Cheney entered into agreements with CLARCOR obligating them to vote the shares of UAS Common Stock owned beneficially or of record by them in favor of the Merger. On the record date for the meeting of shareholders of UAS to consider adoption of the Merger Agreement, Mr. and Mrs. Rorie and Mr. Cheney owned beneficially or of record an aggregate of 1,349,853 shares of UAS Common Stock (the "Shares"). Upon effectiveness of the Merger, the Shares were converted into the right to receive shares of CLARCOR Common Stock pursuant to the Merger Agreement.

        Upon the effectiveness of the Merger on February 28, 1997, Mr. and Mrs. Rorie and Mr. Cheney ceased to own the Shares.












                              Page 4 of 5 Pages


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SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 1997



                                                  CLARCOR INC.


                                                  By: Bruce A. Klein
                                                      --------------------------
                                                      Bruce A. Klein
                                                      Vice-President Finance and
                                                      Chief Financial Officer









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